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                              February 15, 2024

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, New York 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed December 7,
2023
                                                            File No. 333-267662

       Dear Alexander Edgarov:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

       Amendment No. 6 to Registration Statement on Form S-4

       Risk Factors
       NYSE may delist New Seamless' securities from trading on its exchange..., page 82

   1. We note your revised disclosure that on November 28, 2023, NYSE notified INFINT and publicly announced that
NYSE determined to commence proceedings to delist INFINT   s
                                                        warrants from NYSE and
that trading in the INFINT   s warrants would be suspended
                                                        immediately due to
abnormally low    trading price pursuant to Section 802.01D of the
                                                        NYSE Listed Company
Manual, and that trading in the INFINT   s warrants was suspended
                                                        immediately. Please
update this risk factor to address any increased risk to current holders of the public warrants
and whether there is any increased risk of the future delisting of
                                                        New Seamless securities
as a result of this development.
 Alexander Edgarov
FirstName LastNameAlexander    Edgarov
InFinT Acquisition Corp
Comapany15,
February  NameInFinT
            2024        Acquisition Corp
February
Page 2 15, 2024 Page 2
FirstName LastName
Seamless Group Inc. Financial Statements
General, page F-40

2. We note your revisions to your historical financial statements related to prior comments
         15, 16, 17 and 18. Please tell us your consideration of labeling your balance sheets for the year ended December 31, 2022 and 2021 as "Restated" and disclosing the effect of the correction on each financial statement line item. Refer to ASC 250-10-45-23 and ASC
         250-10-50-7. Please have your auditor revise their report to reference the restatement in accordance with paragraph 18e of AS 3101.
3. We note your responses to prior comments 15 through 19. We continue to consider your responses and may have additional comments.
Note 20. Related Party Transactions, page F-65

4. We note your response to prior comment 21. Please add disclosure of Tranglo's Master
         XRP Commitment to Sell Agreement similar to your disclosure on page 252 including
         disclosing the balance of deposits of XRP into Tranglo   s crypto
wallet at each reporting
         date and the maximum limits noted in the agreement. Also, please add similar disclosure related to GEA's Master XRP Commitment to Sell Agreement. Refer to SAB Topic 5:T
         and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation
S-X.
General

5. Please update your disclosure throughout to quantify the anticipated post-divestiture percentage of revenue derived from transactions in the PRC or Hong
Kong.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services